Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Year Ended December 31,
	2017		2016		2015		2014	2013
	(dollars in thousands)
Operating income (loss)	$825,446		$517,461		$(16,620)		$519,465	$216,807
Add—Fixed charges	77,716		73,654		75,109		86,066	103,668
Operating income before fixed charges	$903,162		$591,115		$58,489		$605,531	$320,475
Fixed Charges:
Interest (b)	$53,518		$50,292		$51,159		$62,570	$79,381
Other (c)	24,198		23,362		23,950		23,496	24,287
Total fixed charges	$77,716		$73,654		$75,109		$86,066	$103,668
Ratio of earnings to fixed charges	11.62	(d)	8.03	(e)	-	(f)	7.04	3.09	(g)
Deficiency in the coverage of operating income before fixed charges to total fixed charges					$16,620

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:
•	earnings for the periods presented represent income before income taxes and fixed charges, and
•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.
(b)

The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.
(d)

Operating income for the year ended December 31, 2017 is presented after giving effect to (i) $6,582 of acquisition-related costs, (ii) $25,308 of expenses associated with the ERP system implementation, (iii) $11,354 of expenses related to office space reorganization and (iv) $202,546 relating to the benefit pursuant to the tax receivable agreement.  Excluding the impact of such items, the ratio of earnings to fixed charges would have been 9.56.

(e)

Operating income for the year ended December 31, 2016 is presented after giving effect to (i) a charge of $3,148 associated with the redemption of the remaining portion of the 2017 Notes, (ii) $599 excess interest expense due to the period of time between the issuance of the 2027 Notes and the settlement of the redemption of the 2017 Notes, (iii) $34,092 of acquisition-related costs and (iv) $12,668 gain on the acquisition of MBA Lazard (which resulted from the increase in the fair value of the Company’s investment in MBA Lazard prior to the acquisition). Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.43.

(f)

Operating income for the year ended December 31, 2015 is presented after giving effect to (i) a charge of $60,219 associated with the redemption of $450 million of the 2017 Notes, (ii) $2,655 excess interest expense due to the period of time between the issuance of the 2025 Notes and the settlement of the redemption of the 2017 Notes, (iii) $12,203 relating to a private equity revenue adjustment and (iv) $542,270 relating to the provision pursuant to the tax receivable agreement. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.95. The Company’s net income for the year ended December 31, 2015, which was affected by a significant income tax benefit during such period, was $992,932.

(g)

Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 2015 Notes and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 4.35.